04015911

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AH 3/16/2004

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SEC FILE NUMBER
8- 35185

VF 3/18/04

RECEIVED MAR 01 2004 181 SEC MAIL PROCESSING SECTION WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M & T Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2875 Union Road Suite 30-33
(No. and Street)

Cheektowaga (City) New York (State) 14227 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Shatzkin (410) 986-5705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLC
(Name – *if individual, state last, first, middle name*)

3600 HSBC Center (Address) Buffalo (City) New York (State) 14203 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3.25.04 AH

OATH OR AFFIRMATION

I, Jerrold Kopsa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M & T Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

JOE B. ZORN
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 1-10-2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

M&T SECURITIES, INC.

Financial Statements and Schedules
December 31, 2003

M&T SECURITIES, INC.
Index to Financial Statements
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Auditors

To the Board of Directors and Shareholder of
M&T Securities, Inc.

We have audited the accompanying statement of financial condition of M&T Securities, Inc. (the "Company") as of December 31, 2003, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&T Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2004

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2003

Assets:		
Deposits at parent:		
Operating accounts	$	155,709
Accounts segregated under federal regulations:		
Money market savings		3,387,854
Demand		4,708,485
Investment in MTB Money Market Mutual Fund		36,077,643
Commissions receivable		1,508,592
Furniture and equipment, at cost less accumulated depreciation of $2,197,369		1,761,411
Deferred income taxes		775,010
Other assets		3,090,916
Total assets	$	51,465,620
Liabilities:		
Due to customers	$	8,096,339
Due to parent		1,139,415
Commissions payable		1,453,007
Current income taxes payable to parent		1,671,792
Other liabilities		1,415,859
Total liabilities		13,776,412
Stockholder's equity:		
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		75,000
Additional paid-in capital		29,144,049
Retained earnings		8,470,159
Total stockholder's equity		37,689,208
Total liabilities and stockholder's equity	$	51,465,620

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Income
Year Ended December 31, 2003

Revenues:	
Commissions	$ 45,037,813
Fees	13,731,847
Trading	2,016,361
Interest	199,258
Other	1,780,624
Total revenues	62,765,903
Expenses:	
Employee compensation and benefits	33,950,204
Occupancy	13,476,836
Clearing broker fees	835,636
Advertising and promotion	802,858
Other	6,586,725
Total expenses	55,652,259
Income before income taxes	7,113,644
Income taxes	2,992,484
Net income	$ 4,121,160

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 4,121,160
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,113,243
Provision for deferred income taxes	(489,788)
Net change in:	
Current income taxes payable/receivable to/from parent	1,450,879
Commissions payable	343,421
Commissions receivable	135,617
Other, net	636,349
Net cash provided by operating activities	7,310,881
Cash flows from investing activities:	
Mergers of Allfirst Brokerage Corporation and Allfirst Annuities Agency Corporation	18,949,452
Purchases of furniture and equipment, net	(814,687)
Other, net	(150,000)
Net cash provided by investing activities	17,984,765
Net increase in cash and cash equivalents	25,295,646
Cash and cash equivalents at beginning of year	10,937,706
Cash and cash equivalents at end of year	$ 36,233,352

Supplemental disclosure of cash flow information

Interest received	$ 199,258
Income taxes paid to parent	2,031,393

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at January 1, 2003, as previously reported	$ 75,000	4,347,414	6,965,392	11,387,806
Retroactive restatement adjustment for stock-based compensation (see note 2)	-	3,090,866	(2,616,393)	474,473
Balance at January 1, 2003, as restated	75,000	7,438,280	4,348,999	11,862,279
Net income	-	-	4,121,160	4,121,160
Mergers of Allfirst Brokerage Corporation and Allfirst Annuities Agency Corporation	-	20,279,435	-	20,279,435
Stock-based compensation plans expense	-	1,426,334	-	1,426,334
Balance at December 31, 2003	$ 75,000	29,144,049	8,470,159	37,689,208

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Notes to Financial Statements
December 31, 2003

1. Organization and operations

M&T Securities, Inc. ("the Company") is a wholly owned subsidiary of Manufacturers and Traders Trust Company ("M&T Bank"). The Company provides securities brokerage and investment advisory services.

The Company has an agreement with a clearing broker, National Financial Services, LLC ("NFS"), under which NFS maintains customer account records and executes individual securities and mutual fund transactions.

The Company does not trade securities on its own account. The Company acts as a riskless principal when conducting business involving U.S. government and municipal securities. In these types of transactions, the Company purchases the securities from related and independent parties at the market rate and simultaneously marks up the securities upon delivery to the customer. This mark-up is retained as profit and is reported as trading revenue in the statement of income. No commission is charged to the customer on these types of transactions.

The Company sells mutual fund and annuity products in the banking offices of M&T Bank. The mutual fund activity is either self-cleared utilizing Fund/SERV, an automated service of National Securities Clearing Corporation that acts as a conduit to mutual fund companies, or cleared utilizing NFS. Annuities are self-cleared directly with insurance companies.

The Company has agreements with a mutual fund business trust, the MTB Group of Funds, under which the Company provides shareholder and other administrative services. MTB Investment Advisors, Inc. ("MTBIA"), a wholly owned subsidiary of M&T Bank, which acts as investment advisor to the MTB Group of Funds, assigned these agreements to M&T Bank. In turn, M&T Bank assigned these agreements to the Company. The associated revenues totaled $7,190,473 in 2003 and are included in fee revenues in the statement of income.

The Company is subject to applicable National Association of Securities Dealers, Inc. and Securities and Exchange Commission ("SEC") regulations.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies, continued

A summary of significant accounting policies used in the preparation of the financial statements follows:

Statement of cash flows

For purposes of this statement, cash and cash equivalents consist of operating checking and savings accounts with M&T Bank and investments in the MTB Money Market Mutual Fund.

Investment in MTB Money Market Mutual Fund

The Company invests available funds in excess of anticipated liquidity requirements in the MTB Money Market Mutual Fund.

The MTB Money Market Mutual Fund predominately invests in U.S. Treasury bills, certificates of deposit issued by banks and commercial paper issued by corporations. Income earned on the Company's investment in the MTB Money Market Mutual Fund is included in interest income in the statement of income.

Commissions and clearing broker fees

Commissions from brokerage services and sales of mutual funds and annuities that are reasonably estimable are recorded as income on the trade date. Clearing broker fees and other expenses are recognized as incurred.

Stock-based compensation

Employees of the Company have been granted stock options under stock option plans of M&T Bank Corporation ("M&T"), the parent company of M&T Bank. Effective January 1, 2003, the Company began recognizing expense for stock-based compensation using the fair value method of accounting described in SFAS No. 123, "Accounting for Stock-Based Compensation," as amended. The Company has chosen the retroactive restatement method described in SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which amended SFAS No. 123. The use of the retroactive restatement method resulted in the restatement of previously reported balances of additional paid-in capital, retained earnings and deferred tax assets. As of December 31, 2002, previously reported additional paid-in capital was increased by $3,090,866, retained earnings were decreased by $2,616,393 and deferred tax assets were increased by $474,473.

Stock-based compensation expense is included in employee compensation and benefits expense in the statement of income and totaled $1,426,334 in 2003. After tax effect, stock-based compensation lowered 2003's net income by $1,011,702.

2. Summary of significant accounting policies, continued

Stock-based compensation, continued

Information regarding the stock option plans of M&T is included in M&T's Annual Report (Form 10-K) as filed with the Securities and Exchange Commission. As of December 31, 2003, outstanding stock options awarded to the Company's employees totaled 259,731, of which 88,826 were exercisable.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

Income taxes

The Company is included in the consolidated federal and combined New York State income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

Intangible assets

Intangible assets represent the assignment of portions of the cost of an acquired entity to brokerage relationships established by the acquired entity. Intangible assets are generally amortized using accelerated methods over the estimated useful lives, which are from two to eight years. The Company periodically assesses whether events or changes in circumstances indicate that the carrying amounts of intangible assets may be impaired. Intangible assets totaled $1,587,500 at December 31, 2003 and are included in other assets in the statement of financial condition.

3. Mergers

On April 1, 2003, M&T completed the acquisition of Allfirst Financial Inc. ("Allfirst"), a bank holding company headquartered in Baltimore, Maryland, from Allied Irish Banks, p.l.c., Dublin, Ireland. On that date, Allfirst was merged into M&T, and Allfirst Bank, Allfirst's primary banking subsidiary, was merged into M&T Bank.

3. Mergers, continued

On May 1, 2003, Allfirst Brokerage Corporation and Allfirst Annuities Agency Corporation, subsidiaries of M&T Bank, were merged into the Company. The fair value of the assets and liabilities contributed to the Company by M&T Bank as a result of the mergers totaled $22,007,518 (including $18,949,452 of cash and cash equivalents) and $1,728,083, respectively. Included in the assets contributed was an intangible asset with a balance of $1,766,667 which represents an allocation of the purchase price paid by M&T for brokerage relationships established by Allfirst Brokerage Corporation. The results of operations acquired in the mergers have been included in the Company's financial results since the merger date.

4. Pension plan and other postretirement benefits

The Company participates in M&T's noncontributory defined benefit pension plan covering substantially all full-time employees. Pension benefits accrue to participants based on their level of compensation and number of years of service. Amounts contributed to the plan are sufficient to meet Internal Revenue Code funding standards. Net periodic pension expense recognized by the Company in 2003 was $530,064 and is included in employee compensation and benefits expense in the statement of income.

The Company also participates in M&T's health care and life insurance benefits plan which provides benefits for qualified retired employees who reached the age of 55 while working for M&T or its subsidiaries. Substantially all salaried employees are covered in the plan. The postretirement benefits expense recognized by the Company in 2003 was $98,214, and is included in employee compensation and benefits expense.

Additionally, the Company participates in the M&T Bank Corporation Retirement Savings Plan and Trust ("Savings Plan"). The Savings Plan is a defined contribution plan in which eligible employees may defer up to 15% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution to the Savings Plan in an amount equal to 75% of an employee's contribution, up to 4.5% of the employee's qualified compensation. Employee benefits expense resulting from the Company's contributions to the Savings Plan totaled $810,691 in 2003.

M&T SECURITIES, INC.
Notes to Financial Statements, continued

5. Income taxes

The components of income taxes were as follows:

Current		
Federal	$	2,837,184
State and city		645,088
Total current		3,482,272
Deferred		
Federal		(408,589)
State and city		(81,199)
Total deferred		(489,788)
Total income tax expense	$	2,992,484

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

Income tax expense at statutory rate	$	2,489,775
State and city income taxes, net of federal income tax effect		366,528
Stock-based compensation		124,837
Other		11,344
	$	2,992,484

Deferred tax assets were comprised of the following:

Stock-based compensation	$	781,000
Retirement benefits		291,000
Incentive compensation plans		121,000
Depreciation and amortization		60,000
Other		107,010
Total deferred tax assets		1,360,010
Intangible assets		(585,000)
Total deferred tax liabilities		(585,000)
Net deferred tax asset	$	775,010

The Company believes that it is more likely than not that the deferred tax asset will be realized through taxable earnings or alternative tax strategies.

6. Related party transactions

Cash and money-market assets

The Company maintains checking and savings accounts with M&T Bank. When available, funds are invested overnight in the MTB Money Market Mutual Fund, a mutual fund managed by MTBIA. The Company also maintains deposit accounts with M&T Bank that are segregated for the benefit of customers under rule 15c3-3 of the SEC.

Interest-earning accounts with M&T Bank earn interest at the market rates paid by M&T Bank on similar deposits to unrelated parties.

Occupancy

The Company leases space within banking offices of M&T Bank. The lease agreement remains in effect until terminated by either party with ninety days written notice. Pursuant to the terms of this agreement, rent expense incurred during 2003 related to premises of M&T Bank occupied by the Company totaled $12,473,625, and was equal to 32% of adjusted gross commission income earned by the Company from sales at certain banking offices.

The Company also occupies office space in facilities owned or leased by M&T Bank. Occupancy expense related to those facilities amounted to $944,777 in 2003.

Payable due to parent

Amounts payable to M&T Bank resulting from the transactions noted herein are generally paid on a monthly basis.

Government and municipal securities

In conducting business as a riskless principal, the Company purchases securities from the inventory of M&T Bank at market value, as well as from unaffiliated brokers and dealers.

Brokerage services

From time to time, the Company executes securities transactions for M&T, however, there were no such transactions in 2003.

6. Related party transactions, continued

Training

The Company conducts technical training sessions for employees of M&T Bank. Amounts received from M&T Bank reimbursing the Company for those sessions totaled $415,761 in 2003 and are included as a reduction of other expenses in the statement of income. Additionally, M&T Bank provides training services to employees of the Company. Amounts paid by the Company to M&T Bank for training totaled $44,510 in 2003 and are included in other expenses in the statement of income.

7. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $29,925,524 at December 31, 2003, which was $29,007,097 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.46 to 1 at December 31, 2003.

8. Contingent liabilities

In the normal course of business the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company does not expect to incur significant losses as a result of this type of nonperformance.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not experienced any material losses as a result of these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

8. Contingent liabilities, continued

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

Schedule I

M&T SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Net capital

Stockholder's equity	$	37,689,208
Capital adjustment for non-allowable assets:		
Deferred income taxes		775,010
Furniture and equipment		1,761,411
Various asset accounts not offset against related liabilities		4,505,710
Net capital before haircut on securities positions		30,647,077
Haircut on securities positions		721,553
Net capital		29,925,524
Required net capital (6 2/3% of aggregate indebetedness of $13,776,412)		918,427
Excess net capital	$	29,007,097

There are no material differences in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2003.

Schedule II

M&T SECURITIES, INC.
Statement of Exemption Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(i) and (ii) of Rule 15c3-3 dealing with introducing brokers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Auditors on
Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of
M&T Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of M&T Securities, Inc. (the "Company") (a wholly-owned subsidiary of Manufacturers and Traders Trust Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2004